UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2011.

Commission File Number 1-14728

Lan Airlines S.A.
(Translation of registrant’s name into English)

Presidente Riesco 5711, 20th floor
Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

Santiago, December 21, 2011

Mr. Fernando Coloma Correa
Commissioner
Securities and Insurance Commission

Re:	DISCLOSURE OF MATERIAL EVENT

Dear Commissioner:

Pursuant to article 9 and the second subparagraph of article 10 of the Securities Market Law and General Rule 30, under due authority, I hereby make the following material disclosure regarding LAN Airlines S.A. (“LAN”), Securities Registration #306:

1.           On January 18, 2011, LAN, Costa Verde Aeronautica S.A., Inversiones Mineras del Cantabrico S.A., TAM S.A. (“TAM”), TAM Empreendimentos e Participações S.A. and Maria Claudia Oliveira Amaro, Mauricio Rolim Amaro, Noemy Almeida Oliveira Amaro and João Francisco Amaro signed the agreements in the English language entitled (a) Implementation Agreement and (b) Exchange Offer Agreement (the “Signed Agreements”) containing the final terms and conditions of the proposed merger of LAN and TAM.

2.           Following the steps stipulated in the Signed Agreements, LAN convened a special shareholders meeting to be held on December 21, 2011, in order to submit to the approval of the   shareholders the merger of LAN with Sister Holdco S.A. and Holdco II S.A., two companies specially incorporated for the merger of LAN and TAM in which TAM’s shares will be brought together, directly or indirectly, prior to its consolidation in LAN (the “Merger”).  LAN will be the surviving company and will set the exchange ratio of 0.9 shares of LAN per each share of the absorbed companies.  The name of the company will be LATAM Airline Group S.A. and it will be subject to (i) the terms and conditions of the Signed Agreements and (ii) to a final decision, on or before April 30, 2012, in the Remedy of Appeal pending before the Supreme Court that will allow the proposed merger between LAN and TAM to proceed.

3.           The aforesaid shareholders meeting was held on this date and the shareholders of LAN approved the Merger, the change in name and other transactions contained in the Signed Agreements.

The foregoing marks the fulfillment of an essential milestone within the implementation of the merger proposed between LAN and TAM, which is expected to be materialized in the first quarter of 2012.

       Very sincerely yours,

Alejandro de la Fuente G.
Chief Financial Officer
LAN Airlines S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 23, 2011

LAN AIRLINES S.A.

By:	/s/ Alejandro de la Fuente Goic
	Name:	Alejandro de la Fuente Goic
	Title:	Chief Financial Officer